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EXHIBIT B (2) - PROPOSED AMENDMENT TO THE BYLAWS OF THE COMPANY (ASSUMING
       APPROVAL OF ALL MATTERS SUBMITTED FOR STOCKHOLDER APPROVAL AT THE SPECIAL MEETING).

       The By-laws of the Corporation in effect at the Effective Time (the "Existing By-laws") shall be amended by adding the phrase "class and" immediately preceding the phrase "number of shares" in the first sentence of
Section 5 of Article II thereof.

       The Existing By-laws shall be amended by deleting in its entirety Section 2 of Article III thereof and replacing it with the following:

              "The number of directors which shall constitute the board of directors shall be ten (10). The number of directors may be changed from time to time by resolution of the board of directors or the stockholders, although in no event shall the number of directors be less than five (5) for so long as the Special Voting Rights (as defined in Article IV, Section (b)(4)(A) of the Certificate of Incorporation) shall be in effect. Each director shall be elected by a plurality of the votes of the shares of one or more class or classes or series of stock (as provided in the Certificate of Incorporation), as the case may be, entitled to vote for such director that are present in person or represented by proxy at the annual meeting of stockholders. At each annual meeting of the stockholders, the stockholders shall elect the successors of the class of directors whose terms expire at such meeting, to hold office until their successors are duly elected and qualified at the third annual meeting of stockholders following the year of their election or until their earlier death, resignation or removal as herein or in the Certificate of Incorporation provided. The directors shall be elected in this manner, except as provided in Section 4 of this Article III and the Certificate of Incorporation."

       The Existing By-laws shall be amended by deleting the first sentence of
Section 4 of Article III thereof and replacing it with the following:

              "Vacancies resulting from newly created directorships resulting from an increase in the authorized number of directors and vacancies resulting from the death, resignation or removal of a director elected by (or appointed on behalf of) the holders of one or more class or classes or series of stock (as provided in the Certificate of Incorporation), voting together as a class, as the case may be, shall be filled by the vote of the majority of the directors (or the sole remaining director) elected by (or appointed on behalf of) such holders of one or more class or classes or series of stock (as provided in the Certificate of Incorporation) (or on whose behalf the director was appointed), as the case may be, whose death, resignation or removal created the vacancy, or to which the newly-created directorship has been allocated."

       The Existing By-laws shall be amended by deleting the phrase "each newly-elected board of directors" in Section 5 of Article III thereof and replacing it with the phrase "the board of directors."


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